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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 2)


                           RISK CAPITAL HOLDINGS, INC.
                      -------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
               --------------------------------------------------
                         (Title of Class of Securities)

                                   767711 10 4
                          -----------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------

                             PAUL S. GIORDANO, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 XL CAPITAL LTD
                              (F/K/A EXEL LIMITED)
                                CUMBERLAND HOUSE
                               ONE VICTORIA STREET
                             HAMILTON HM 11, BERMUDA
                                 (441) 292-8515

                                    COPY TO:

                             TREVOR S. NORWITZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                                 51 W. 52ND ST.
                               NEW YORK, NY 10019
                                 (212) 403-1000

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                      AUTHORIZED TO RECEIVE COMMUNICATIONS)

                                  MARCH 2, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13D-1(f) or 13d-1(g), check the following box: [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
-----------------------------                            -----------------------

   CUSIP No. 767711 10 4                                   Page 2 of 6 Pages

-----------------------------                            -----------------------

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      XL CAPITAL LTD (F/K/A EXEL LIMITED)
                      I.R.S. IDENTIFICATION NO. 98-0058718

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                      (b)  [ ]

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   3          SEC USE ONLY                                                 [ ]

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   4          SOURCE OF FUNDS

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   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

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   6          CITIZENSHIP OR PLACE ORGANIZATION
                      CAYMAN ISLANDS
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               7
                   SOLE VOTING POWER
                         -0-

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
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               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         -0-

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         -0-

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.0%

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     14       TYPE OF REPORTING PERSON
                      CO
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

            XL Capital Ltd (f/k/a EXEL Limited) hereby amends the Schedule 13D originally filed on September 17, 1997, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 18, 2000 (the "Schedule 13D"), as set forth herein. Capitalized terms used without definition in this Amendment No. 2 to the Schedule 13D shall have the respective meanings ascribed thereto in the Schedule 13D.


ITEM 4.     PURPOSE OF THE TRANSACTION.


            Item 4 of the Schedule 13D is hereby amended by adding the following:


      On March 2, 2000, the Reporting Person, a wholly owned subsidiary of the Reporting Person, the Company and a wholly owned subsidiary of the Company completed the transactions contemplated by the Stock Repurchase Agreement, dated as of January 17, 2000, by and among the Reporting Person, a wholly owned subsidiary of the Reporting Person, the Company and a wholly owned subsidiary of the Company (the "Stock Repurchase Agreement"). The Stock Repurchase Agreement was previously filed as Exhibit 99.1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference. Pursuant to the terms of the Stock Repurchase Agreement, RCH repurchased from the Reporting Person all of the shares of Company common stock owned by the Reporting Person for an aggregate purchase price of $59,200,000 (the "Purchase Price"). Pursuant to the Agreement, RCH paid the Purchase Price in the form of all of the Company's interests in the capital stock of Latin American Reinsurance Company, Ltd. ("LARC") and all of the Company's interests in the capital stock of Annuity & Life Re (Holdings), Ltd. ("ALRE"). Because the agreed upon value of the Company's interests in LARC and ALRE exceeded the Purchase Price by $3,647,000, the Reporting Person paid cash to the Company in that amount. In connection with such transactions, Mr. Ian R. Heap and Mr. Michael P. Esposito, Jr., the Reporting Person's designees on the Company's Board of Directors, will continue as directors of such Board but will not longer be the Reporting Person's designees.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.


      Item 5 of the Schedule 13D is hereby amended by replacing the information contained therein with the following:


      As of March 2, 2000, the Reporting Person ceased to be beneficial owner of any shares of Company common stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


            Item 6 of the Schedule 13D is hereby amended by adding the following:


      The XL Voting Agreement, previously filed as Exhibit 99.3 to Amendment No. 1 to the Schedule 13D, which required the Reporting Person to vote all shares of Company common stock owned by it in favor of the Asset Purchase Agreement, dated as of January 17, 2000, by and among the Company, a wholly owned subsidiary of the Company, Folksamerica Holding Company, Inc. ("FHC") and a wholly owned subsidiary of FHC, and granted to FHC a proxy to vote the Reporting Person's shares of Company common stock in favor of such agreement, terminated upon the completion of the transactions contemplated by the Stock Repurchase Agreement.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  March 3, 2000

                                    XL Capital Ltd



                                    By:  /s/ Paul S. Giordano
                                    Name: Paul S. Giordano
                                    Title: Executive Vice President, General
                                    Counsel & Secretary